

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2011

Via E-Mail
Arthur L. Goldberg
Vice President, Secretary and Treasurer
Carbon 612 Corporation
200 Old Country Road, Suite 610
Mineola, NY 11501-4241

> **Re:** **Carbon 612 Corporation**
> **Registration Statement on Form 10**
> **Filed February 3, 2010**
> **File No. 000-53882**

Dear Mr. Goldberg:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Please call Allicia Lam at (202) 551-3316 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (by e-mail): Jeff Cahlon – Sichenzia Ross Friedman Ference LLP